CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,000,000	$223.20

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $204,755.51 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $223.20 offset against the registration fee due for this offering and of which $204,532.31 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 200 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-155535 Dated May 26, 2009

Return Optimization Securities with Partial Protection
Enhanced Return Strategies for Moderate-Return Environments
JPMorgan Chase & Co. $4,000,000 Notes linked to the S&P 500® Index due on November 30, 2010

Investment Description

Return Optimization Securities with Partial Protection are securities issued by JPMorgan Chase & Co. with returns linked to the performance of the S&P 500® Index (the “Index”) (each, a “Note” and collectively, the “Notes”). The Notes are designed to enhance returns in a moderate-return environment – meaning an environment in which stocks generally experience no more than moderate appreciation, as well as protection, at maturity of the notes, of a percentage of your principal based on the Protection Percentage. If the Index Return is positive, at maturity of the Notes you will receive your principal plus a return equaling two times the Index Return, up to the Maximum Gain of 24.50%, providing you with a potential opportunity to outperform the Index. If the Index Return is negative, at maturity you will lose 1% of your principal for every 1% decline in the Index Return beyond the Protection Percentage and may lose up to 90% of your principal at maturity. Partial principal protected investments (like the Notes) can help reduce portfolio risk while maintaining an increased exposure to equities. The partial principal protection feature applies only to maturity. Any payment on the Notes, including principal protection, is subject to the creditworthiness of the Issuer. Investing in the Notes involves significant risks, including potential loss of up to 90% of your principal and a capped appreciation at maturity.

Features

❑	Tactical Investment Opportunity—At maturity, the Notes enhance the positive returns of the Index up to the Maximum Gain of 24.50% and reduce exposure to negative Index Returns. In moderate- return environments, this strategy may provide the opportunity to outperform investments that track the performance of the Index.

❑	Market Recovery Strategy—If you believe the closing level of the Index will increase over the term of the Notes from the closing level of the Index on the Trade Date, an investment in the Notes can provide an opportunity to enhance your return at maturity compared to a direct investment in the Index.

❑	Partial Protection Feature—If you hold the Notes to maturity, your investment will be protected up to a 10% decline in the Index, subject to the creditworthiness of JPMorgan Chase & Co., and will have 1-for-1 downside exposure to any negative Index Returns below -10%.

Key Dates

Trade Date	May 26, 2009
Settlement Date	May 29, 2009
Final Valuation Date[1]	November 23, 2010
Maturity Date[1]	November 30, 2010
CUSIP:	46625H324
ISIN:	US46625H3241

[1]	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. UBS-5-A-I.

Note Offering

We are offering Return Optimization Securities with Partial Protection linked to the S&P 500® Index. The return on the Notes is subject to, and will not exceed, the Maximum Gain of 24.50%. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The Maximum Gain for the Notes, as well as the maximum payment at maturity, are listed below.

Underlying Index	Index Ticker	Leverage Factor	Protection Percentage	Maximum Gain	Maximum Payment at Maturity per $10 Note	Index Starting Level	CUSIP	ISIN

S&P 500® Index	SPX	2	10%	24.50%	$12.45	910.33	46625H324	US46625H3241

See “Additional Information about JPMorgan Chase & Co. and the Notes” in this pricing supplement. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-5-A-I dated December 2, 2008 and this pricing supplement. See “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement no. UBS-5-A-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product supplement no. UBS-5-A-I. Any representation to the contrary is a criminal offense.

	Price to Public(1)		Fees and Commissions(2)		Proceeds to Us
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note

Notes Linked to the S&P 500® Index	$4,000,000	$10	$70,000	$0.175	$3,930,000	$9.825

(1)	The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. UBS-5-A-I.

(2)	UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.175 per $10 principal amount Note.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

UBS Financial Services Inc.

Additional Information about JPMorgan Chase & Co. and the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-5-A-I dated December 2, 2008. This pricing supplement, together with the documents listed below, contains the terms of the Notes, supplements the free writing prospectus related hereto dated April 30, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. UBS-5-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

®	Product supplement no. UBS-5-A-I dated December 2, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005837/e33725_424b2.pdf

®	Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

®	Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

The phrase “closing level of the Index” as used in this pricing supplement shall have the meaning set forth under “Index Closing Level” as that term is defined in the accompanying product supplement no. UBS-5-A-I.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

®	You believe that the Index will appreciate moderately— meaning that you believe the Index will appreciate over the term of the Notes, and that such appreciation is unlikely to exceed the Maximum Gain of 24.50% at maturity applicable to the Notes.

®	You seek an investment that offers partial principal protection when the Notes are held to maturity.

®	You are willing to risk losing some of your investment if the Index declines from the Trade Date to the Final Valuation Date by more than the Protection Percentage.

®	You are willing and able to hold the Notes to maturity.

®	You are willing to invest in the Notes even though their return will be limited to the Maximum Gain of 24.50%.

®	You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which JPMSI is willing to trade the Notes.

®	You are willing to forgo (i) dividends paid on the equity securities underlying the Index and (ii) any appreciation above the Maximum Gain of 24.50%.

®	You do not seek current income from this investment.

®	You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

®	You are unable or unwilling to hold the Notes to maturity.

®	You do not believe the Index will appreciate over the term of the Notes.

®	You believe that the Index will appreciate by more than the Maximum Gain of 24.50%.

®	You seek an investment that is 100% principal protected.

®	You believe that another investment product will provide a leveraged Index Return at maturity that is greater than the Maximum Gain of 24.50%.

®	You are unwilling to make an investment that is exposed to some downside performance risk of the Index and is not fully principal protected.

®	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

®	You prefer to receive dividends paid on the equity securities underlying the Index.

®	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

®	You seek current income from this investment.

®	You are not willing or are unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

®	You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6 of this pricing supplement and “Risk Factors” in the accompanying product supplement no. UBS-5-A-I for risks related to an investment in the Notes.

Final Terms

Issuer	JPMorgan Chase & Co.

Issue Price	$10 per Note (subject to a minimum
purchase of 100 Notes or $1,000)

Term	18 months

Protection	10%, if held to maturity*
Percentage:

Payment at Maturity (per $10)	If the Index Return is positive, you will receive at maturity a cash payment per $10 principal amount Note, equal to:

$10 + ($10 x Index Return x 2)

provided, however, that in no event will you receive at maturity an amount greater than $10 + ($10 x Maximum Gain).

If the Index Return is negative or zero, but its absolute value is less than or equal to the Protection Percentage, you will receive at maturity a cash payment of $10 per $10 principal amount Note.

If the Index Return is negative and its absolute value is greater than the Protection Percentage, you will receive at maturity a cash payment, per $10 principal amount Note, equal to:

$10 + [$10 x (Index Return + Protection Percentage)]

In this scenario, you will lose some of your principal and the amount depends on the Protection Percentage and how much the Index declines from the Trade Date to the Final Valuation Date beyond the Protection Percentage.

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Leverage Factor	2

Maximum Gain	24.50%

Index Starting Level	The Index Closing Level on the Trade Date, which was 910.33.

Index Ending Level	The Index Closing Level on the Final
Valuation Date.

*	Principal protection is provided by JPMorgan Chase and Co. and, therefore, is dependent on the ability of JPMorgan Chase and Co. to satisfy its obligations when they become due.

Determining Payment at Maturity

If the Index Return is negative and its absolute value is greater than the Protection Percentage, you will lose 1% of the principal amount of your Notes for every 1% that the Index Ending Level declines beyond the Protection Percentage from the Index Starting Level. Accordingly, your payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + [$10 x (Index Return + Protection Percentage)]

In this scenario, you could lose up to 90% of your principal depending on how much the Index declines from the Trade Date to the Final Valuation Date.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples reflect the Leverage Factor of 2 and the Maximum Gain of 24.50% and assume a range of Index Returns from +80% to -100%.

Example 1 – On the Final Valuation Date, the S&P 500® Index closes 5% above the Index Starting Level. Since the Index Return is 5%, you will receive two times the Index Return, or a 10% total return, and the payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x 5% x 2) = $10 + $1 = $11

Example 2 – On the Final Valuation Date, the S&P 500® Index closes 40% above the Index Starting Level. Since two times the Index return of 40% is more than the Maximum Gain of 24.50%, you will receive at maturity the Maximum Gain of 24.50%, or $12.45 per $10 principal amount Note.

Example 3 – On the Final Valuation Date, the S&P 500® Index decreases to close 10% below the Index Starting Level. Since the Index Return is -10% and the absolute value of the Index Return is 10%, which is equal to the Protection Percentage of 10%, you will receive a payment at maturity of $10 per $10 principal amount note.

Example 4 – On the Final Valuation Date, the S&P 500® Index closes 40% below the Index Starting Level. Since the Index Return is -40% and the absolute value of the Index Return is 40%, which is greater than the Protection Percentage of 10%, you will receive at maturity a cash payment of $7 per $10 principal amount Note, calculated as follows:

$10 + ($10 x (-40%+10%)) = $10 - $3 = $7

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. UBS-5-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your Notes should be treated as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. UBS-5-A-I.

Risks Relating to the Notes Generally

®	Your Investment in the Notes May Result in a Loss — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Index Ending Level as compared to the Index Starting Level beyond the Protection Percentage (10%). Accordingly, you could lose up to $9 for each $10 principal amount Note in which you invest.

®	The Appreciation Potential on the Notes Is Limited to the Maximum Gain — If the Index Ending Level is greater than the Index Starting Level, for each $10 principal amount Note, you will receive at maturity $10 plus an additional amount that will not exceed the Maximum Gain of 24.50%, regardless of the appreciation in the Index, which may be significant.

®	Credit Risk of JPMorgan Chase & Co. — The Notes are senior unsecured debt obligations of the issuer, JPMorgan Chase & Co., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive the principal protection or any amounts owed to you under the terms of the Notes.

®	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS’s commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS’s commission and our hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

®	Partial Principal Protection Only Applies if You Hold the Notes to Maturity — You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have partial principal protection for a decline in the Index up to the Protection Percentage. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

®	No Assurances of Moderate-Return Environment — While the Notes are structured to provide enhanced returns in a moderate- return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

®	No Interest or Dividend Payments or Voting Rights — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities underlying the Index would have.

®	Lack of Liquidity — The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

®	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

®	Potentially Inconsistent Research, Opinions or Recommendations by JPMSI, UBS or Their Affiliates — JPMSI, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the equity securities included in the Index, and therefore the market value of the Notes.

®	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

®	Potential JPMorgan Chase & Co. Impact on Price — Trading or transactions by JPMorgan Chase & Co. or its affiliates in the equity securities composing the Index, or in futures, options, exchange-traded funds or other derivative products on the equity securities underlying the Index may adversely affect the market value of the equity securities underlying the Index, the level of the Index, and, therefore, the market value of the Notes.

®	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

® the expected volatility of the Index;

® the time to maturity of the Notes;

® the dividend rate on the equity securities underlying the Index;

® interest and yield rates in the market generally, as well as in each of the markets of the equity securities composing the Index;

® a variety of economic, financial, political, regulatory or judicial events; and

® our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to the Index

®	We are Currently One of the Companies that Make Up the Index — We are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Index and the Notes.

S&P 500® Index

The S&P 500® Index is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the accompanying product supplement no. UBS-5-A-I under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equities market. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies compose the S&P 500® Index, and the ten main groups and the number of companies are included in each group as of May 26, 2009 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (39); Financials (80); Health Care (54); Industrials (58); Information Technology (75); Materials (28); Telecommunications Services (9); and Utilities (35).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Market page “SPX <Index> <GO>” or from the S&P website at www.standardandpoors.com.

The graph below illustrates the weekly performance of the S&P 500® Index from January 1, 1999 to May 22, 2009. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The S&P 500® Index closing level on May 26, 2009 was 910.33.

The information on the S&P 500® Index provided in this pricing supplement should be read together with the discussion under the heading “The S&P 500® Index” beginning on page PS-56 of the accompanying product supplement no. UBS-5-A-I. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Supplemental Plan of Distribution

We have agreed to indemnify UBS Financial Services Inc. and JPMSI against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. UBS-5-A-I.